August 30, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Dear Mr. Thompson:

This letter is submitted on behalf of Mission Energy Holding Company in response to comment from the staff of the Division of Corporation Finance of the Securities and Exchange
Commission (the Commission or SEC) with respect to the company's Form 10-K for fiscal year ended December 31, 2006, and Form 10-Q for fiscal quarter ended March 31, 2007, as set forth in your letter to Mr. W. James Scilacci dated August 9, 2007.

For reference purposes, the text of your letter has been reproduced in this letter, with our responses appearing below.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 8. Financial statements, page 125

1.    We note that MEHC parent company long-term debt is secured by the common stock of
      EME. Please explain to us why you are not required to file the financial statements of EME in the MEHC Form 10-K, in accordance with Rule 3-16 of Regulation S-X.
      Otherwise, please revise to include the financial statements of EME.

      Response:  The following background information is provided in response to your comment.

      Background -

      MEHC was formed as a holding company of EME and has no business activity other than its ownership interest in EME. During 2001, MEHC issued $800 million of senior secured notes. MEHC used the common stock of EME as security for the MEHC senior secured notes.

      EME is also a SEC registrant and files reports pursuant to Section 13 or 15(d) of the
      Securities Exchange Act of 1934.

      During the second quarter of 2007, EME issued $2.7 billion of senior unsecured indebtedness, a portion of the proceeds of which were distributed to MEHC. MEHC used the distribution from EME to extinguish the senior secured notes referenced above. In a Form 8-K filed on June 26, 2007, MEHC disclosed it redeemed in full the remaining senior secured notes and no debt securities remained outstanding. Accordingly, MEHC is no longer required to file annual reports on Form 10-K, quarterly reports on Form
      10-Q or current reports on Form 8-K.

      Rule 3-16 Requirement -

      We understand Rule 3-16 requires financial statements to be filed for a registrant's affiliate's securities (i.e., EME) that constitute a substantial portion of the collateral for any class of registered securities. Since EME is a SEC registrant, we believe this requirement was satisfied in connection with the filing of EME's 2006
      Annual Report on Form 10-K.

      As supplemental information, we note the previous bondholders of MEHC senior secured notes were fully aware that repayment of MEHC's indebtedness was dependent on distributions from EME as MEHC had no business operations other than EME.
      Accordingly, the MEHC bondholders had the full disclosures set forth in both MEHC's
      2006 Annual Report on Form 10-K as well as EME's 2006 Annual Report on Form 10-K. We considered filing combined 10-Ks for these registrants, but decided that it was important to keep the separate filings to ensure that bondholders of MEHC were clearly aware that their senior secured notes were subordinated to the senior creditors of EME. While we acknowledge that a literal reading of the rule may require such financial statements, it is our understanding that Rule 3-16 was designed to provide financial information to investors that was not previously available. Since
      EME has been a SEC registrant for some time prior to the issuance of the MEHC senior secured notes and continued to make timely filings during the period the debt was outstanding, we believe MEHC bondholders had full access to disclosures of EME. As a result, we believe that we have complied with the intent of Rule 3-16.

In summary, since the required information of Rule 3-16 is currently on file with the SEC and since MEHC senior secured notes have been repaid in full in June 2007, we do not believe that an additional filing by MEHC is beneficial in this circumstance.

In connection with our response to the comments of the Staff set forth herein, we acknowledge that:

o     MEHC is responsible for the adequacy and accuracy of the disclosure in their respective filings;
o     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o     MEHC may not assert Staff comments as a defense in any proceeding initiated by the
      Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on the above responses, please advise us by letter or by calling me at (949) 798-7907 or Mark Clarke, Vice President and Controller at
(949) 798-7802.

Sincerely,

/s/ W. James Scilacci
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W. James Scilacci
Senior Vice President and Chief Financial Officer